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Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
U.S.A.

Attention: Martin James, Senior Assistant Chief Accountant

Re:	ASML Holding N.V.
Form 20-F for the Fiscal Year Ended December 31, 2012
Filed February 13, 2013
File No. 001-33463

Dear Mr. James:

On behalf of our client, ASML Holding N.V. ( the “Company”), we are writing to respond to the comments received from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission by letter to Mr. Peter T.F.M. Wennink, dated May 29, 2013, with respect to the Company’s letter dated May 17, 2013 (the “Response Letter”) responding to the Staff’s comment letter dated April 24, 2013 relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012 (the “Annual Report”).

Set forth below are the responses to the Staff’s comments, which for the convenience of the Staff have been provided in each case following the text of the comment in the Staff’s letter.

Form 20-F for the Fiscal Year Ended December 31, 2012

Item 5. Operating and Financial Review and Prospects

Income taxes, page 33

Comment 1:	We note your response to prior comment 2 where you indicate that a portion of the decrease in the liability for unrecognized tax benefits was directly related to income tax returns under examination where no corrections were made. However, we note that the majority of the decrease relates to the change in your assessment of the more-likely-than-not to be sustained criteria. We note your current disclosure only attributes the decrease to the successful conclusion of tax audits. Accordingly, please revise future filings, including Management’s Discussion and Analysis and footnotes to the financial statements, to clearly describe that a portion of the decrease was attributable to successful tax audits and also that you changed your assessment for the more-likely-than-not to be sustained criteria.

Securities and Exchange Commission

June 7, 2013

Response:	The Company acknowledges the Staff’s comment, and, in future filings, the Company will clearly describe in Operating and Financial Review and Prospects and in the footnotes to the financial statements, that a portion of the decrease in the liability for unrecognized tax benefits was attributable to successful tax audits and that the Company has changed its assessment of the more-likely-than-not to be sustained criteria.

Comment 2:	Further, given the significant impact on your provision for income taxes and net income related to this one jurisdiction, in future filings to provide investors with a clearer understanding of your results, please expand the income tax discussion to identify the jurisdiction in which the successful conclusion of tax audits occurred and quantify the amount of the decrease attributable to that jurisdiction. Similar to your response, provide a more robust discussion of the circumstances that resulted in your re-evaluation of the recognition and measurement of those tax positions. Refer to Item 303(a)(3)(i) of Regulation S-K.

Response:	The Company notes that with respect to the jurisdiction in which the successful conclusion of the tax audit occurred, there are no material provisions remaining with respect to tax liabilities in this jurisdiction. Accordingly, the Company believes that disclosure of this jurisdiction would not provide any useful information for investors. In future filings, to the extent relevant and to the extent that such information is material to investors, the Company will expand its discussion of income taxes to identify the relevant jurisdictions and will quantify relevant amounts attributable to such jurisdictions.

In addition, in future filings, the Company will also provide a more robust discussion of the circumstances that resulted in its re-evaluation of the recognition and measurement of tax positions described in the Annual Report in line with the Company’s response to the Staff’s comment set forth in the Response Letter.

* * * * *

Securities and Exchange Commission

June 7, 2013

Please send a copy of any additional correspondence to the undersigned at 40 Bank Street, Canary Wharf, London E14 5DS, United Kingdom, facsimile +44 20 7072 7183. If you would like to discuss any aspect of the Company’s response, please call me on +44 207 519 7183.

Sincerely,

/s/ James A. McDonald

James A. McDonald

cc:	Securities and Exchange Commission

Kate Tillan

Kevin Kuhar

ASML Holding N.V.

Peter Wennink

Robert Roelofs

Christel Keizer

An Lomers

Nancy MacGillarvy

Bert Savonije

Richard Ely

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